Viña Concha y Toro seals strategic alliance with Cervezas Kross

Santiago, February 1, 2011: Viña Concha y Toro today reported that it has signed a trading agreement with the controller group of Cervezas Kross.

The agreement contemplates the acquisition of a minimum of 40% of the beer company. This is the first time that the Chilean winery has taken a participation in a company of a sector not belonging to the wine business and the objective will be to participate actively in the premium segment of the national beer market.

“This segment is one having the greatest growth potential in the domestic market, very much in line with international consumer trends. Kross, together with Comercial Peumo, has shown strong sales growth, increasing the presence of the brand and reaching an important standard of quality, positioning it as a benchmark premium beer for the most demanding consumer. By entering this business, Concha y Toro will be able to take Kross from its present positive situation to unimaginable growth levels, in turn taking advantage of know-how in marketing, logistics and distribution by being distributed by Concha y Toro and its commercial network”, said Cristián Canevaro, general manager of Comercial Peumo, Concha y Toro’s wine distribution subsidiary in Chile.

José Tomás Infante, general manager of Cervecería  Kross said:

“Since its beginnings, the Concha y Toro subsidiary, Comercial Peumo, has believed in our brand and helped us with the distribution of our niche beers in Chile, achieving a very successful sales performance and the construction of the brand nation-wide. This strategic alliance excites us enormously as it will enable Kross to reach all corners of Chile and more consumers can taste and enjoy our beers, helping to consolidate a beer-drinking culture. In addition, the alliance provides us with the possibility of placing our brand in foreign markets, given the solid commercial platform of Viña Concha y Toro worldwide, thus contributing to the development of the country’s image.”

Both companies have reaffirmed their wish to convert Cerveza Kross into a benchmark in the Chilean beer market, opening up future growth prospects for the brand.

About Concha y Toro:

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Viña Concha y Toro enjoys an outstanding position among the world’s most important wineries. With consolidated sales in 2009 of US$643 million and more than 28 million cases sold worldwide, the company demonstrates the solidity of its business model and international leadership with a presence in more than 135 countries.

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Its successful track record has made Viña Concha y Toro a symbol of Chilean wine in the world, which has been recognized by the most prestigious publications, with fifteen awards like “Wine of the Year” in Wine & Spirits and second position in its Hall of Fame; “second most powerful wine brand in the world” in the Power 100 Survey of Intangible Business and extraordinary scores for its wines in very important media for the industry, like Wine Spectator and The Wine Advocate.

About Kross:

•	Cervezas Kross is a company formed in Chile in 2003 by the engineer José Tomas Infante who, after working in Ireland, set himself to develop a premium beer business in Chile.
•	Kross is the most award-winning brewery in Chile, with a portfolio of 5 beers with a wide variety of styles and flavors of recognized quality (Golden Ale, Stout, Pilsner, Maibock, Kross 5).
•	Its brewery is locates in the valley of Curacaví, with an installed capacity of 150,000 liters monthly and latest-generation French technology.
•	The German master-brewer, Asbjorn Gerlach, leads the team that prepares the beers.